UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THE DESIGNATION OF VICEPRESIDENTS

Medellin, Colombia, April 25, 2016

The Board of Directors of Bancolombia in a meeting held today, made the following designations:

•	Jaime Alberto Villegas as Vice President of Innovation and Digital Transformation. Jaime Alberto, who has been in charge of the Customer Services Vice-Presidency since 2012, received an industrial engineering degree from Universidad de los Andes and a postgraduate degree in finance from the same University. He has worked in the financial, operations and technology department of financial institutions as Standard Chartered Bank, in Colombia, Peru, United Arab Emirates and Singapore. He replaces Juan Carlos Mora, who will assume the Presidency of the Bank starting on May 1.
•	Jorge Ivan Otalvaro as Vice President of Customer Services. Jorge Ivan, who has been in charge of the Administrative Services Vice-presidency since 2011, received a business administration degree from Universidad Eafit, an Executive MBA from Instituto de Empresa Business School of Madrid and has also studied at Universidad de los Andes, Kellogg and Harvard. In his experience at Grupo Bancolombia, he has worked in the areas of merchandising, products, alternative channels, technology, corporate security and supplies and logistics, among others.
•	Mauricio Botero Wolff as [Corporate Procedures] Vice-president. Mauricio, who was in charge of the Corporate Projects Office, received an administrative engineering degree from Escuela de Ingenieria de Antioquia, an economics post-graduate degree from Universidad de los Andes, an MBA from Emory University and has also studied at New York University (NYU). In his experience at the Grupo Bancolombia he has been part of planning and projects matters, acquisitions integration, investor relations and money market, among others.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: April 25, 2016	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance